QuickLinks -- Click here to rapidly navigate through this document

Exhibit 2

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements and the information contained in the annual report have been prepared by the management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management's best estimates and judgments based on currently available information. A system of internal accounting control is maintained to provide reasonable assurance that financial information is accurate and reliable.

The Company's independent auditors, who are appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards to allow them to express an opinion on the financial statements.

The Board of Directors' Audit Committee meets at least quarterly with management to review the internal controls, financial statements and related reporting matters, and with the independent auditors to review the scope and results of the annual audit prior to approval of the financial statements by the entire Board.

(Signed) Robert A. Gannicott Chief Financial Officer	(Signed) Alice Murphy Vice President and Chief Financial Officer

AUDITORS' REPORT

To the shareholders of Aber Diamond Corporation

We have audited the consolidated balance sheets of Aber Diamond Corporation as at January 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended January 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2005 in accordance with Canadian generally accepted accounting principles.

(Signed) KPMG LLP
Chartered Accountants
Toronto, Canada
March 8, 2005

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of United States dollars)

AS AT JANUARY 31,	2005	2004
Assets
Current assets:
Cash and cash equivalents (note 4)	$123,596	$23,628
Cash collateral and cash reserves (note 4)	13,786	100,091
Accounts receivable	17,403	3,549
Inventory and supplies (note 5)	138,927	22,177
Advances and prepaid expenses	10,748	2,130

	304,460	151,575
Deferred mineral property costs (note 6)	200,029	206,073
Capital assets (note 7)	260,616	263,442
Intangible assets (note 9)	43,597	—
Goodwill	41,966	—
Future income tax asset (note 13)	22,385	11,476
Deferred charges and other assets (note 10)	23,899	11,678

	$896,952	$644,244

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$58,746	$18,478
Promissory note (note 11)	50,902	—
Bank advances (note 12(d))	5,791	—
Current portion of long-term debt (note 12)	32,451	72,805

	147,890	91,283
Long-term debt (note 12)	118,359	150,270
Future income tax liability (note 13)	174,468	78,968
Other long-term liability	4,863	—
Future site restoration cost (note 14)	13,855	12,065
Minority interest (note 3)	18,045	—
Shareholders' equity:
Share capital (note 15)	292,119	232,897
Stock options	9,260	6,096
Retained earnings	101,460	57,031
Cumulative translation adjustment	16,633	15,634

	419,472	311,658
Commitments and guarantees (note 18)
Subsequent event (note 11)

	$896,952	$644,244

On behalf of the Board:

(Signed) Robert A. Gannicott Director	(Signed) Lars-Eric Johannson Director

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

(expressed in thousands of United States dollars, except per share amounts)

YEARS ENDED JANUARY 31,	2005	2004	2003
Sales	$385,402	$95,596	$—
Cost of sales	189,311	46,404	—

	196,091	49,192	—
Selling, general and administrative expenses	74,298	13,655	8,245

Earnings (loss) from operations	121,793	35,537	(8,245)

Interest and financing expenses	(15,597)	(12,610)	—
Other income (note 17)	9,638	1,826	1,056
Foreign exchange gain (loss)	(5,295)	13,283	3,177

Earnings (loss) before income taxes	110,539	38,036	(4,012)
Income taxes — Current (note 13)	4,743	2,076	1,045
Income taxes (recovery) — Future (note 13)	51,593	8,253	(1,200)

Earnings (loss) before minority interest	54,203	27,707	(3,857)
Minority interest	1,119	—	—

Net earnings (loss)	$53,084	$27,707	$(3,857)

Earnings (loss) per share
Basic	$0.92	$0.50	$(0.07)

Fully diluted (note 16)	$0.90	$0.49	$(0.07)

Weighted average number of shares outstanding	57,568,733	55,136,766	54,594,547

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(expressed in thousands of United States dollars)

FOR THE YEAR ENDED JANUARY 31,	2005	2004	2003
Retained earnings, beginning of year	$57,031	$29,324	$33,181
Net earnings (loss)	53,084	27,707	(3,857)
Dividends paid	(8,655)	—	—

Retained earnings, end of year	$101,460	$57,031	$29,324

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of United States dollars)

FOR THE YEAR ENDED JANUARY 31,	2005	2004	2003
Cash provided by (used in):
Operating:
Net earnings (loss)	$53,084	$27,707	$(3,857)
Items not involving cash:
Amortization and accretion	58,281	22,062	250
Future income taxes (recovery)	52,228	8,253	(1,200)
Stock-based compensation	3,164	2,868	2,465
Foreign exchange	6,610	(13,283)	(3,177)
Minority interest	1,119	—	—
Gain on sale of other assets	—	(985)	—
Change in non-cash operating working capital	(24,091)	4,607	762

	150,395	51,229	(4,757)

Financing:
Repayment of long-term debt	(134,796)	28,000	194,019
Increase/(decrease) in revolving credit	27,550	(264)	—
Deferred financing	(4,286)	(868)	(10,973)
Dividends paid	(8,655)	—	—
Issue of common shares	59,222	11,013	387

	(60,965)	37,881	183,433

Investing:
Cash collateral and cash reserve	86,305	(55,091)	(28,000)
Deferred mineral property costs	(11,853)	(19,339)	(142,112)
Capital assets	(20,699)	(19,618)	(18,782)
Deferred charges	(15,025)	(2,127)	(1,067)
Purchase of Harry Winston (net of cash acquired)	(29,598)	—	—
Proceeds on sale of other assets	—	3,961	—

	9,130	(92,214)	(189,961)

Foreign exchange effect on cash balances	1,408	2,282	(2,214)
Increase in cash and cash equivalents	99,968	(822)	(13,499)
Cash and cash equivalents, beginning of year	23,628	24,450	37,949

Cash and cash equivalents, end of year	$123,596	$23,628	$24,450

Change in non-cash operating working capital:
Accounts receivable	(4,079)	(3,673)	(82)
Advances and prepaid expenses	(2,331)	(1,196)	(745)
Inventory and supplies	(24,093)	5,474	—
Accounts payable and accrued liabilities	6,412	4,002	1,589

	$(24,091)	$4,607	$762

Supplemental cash flow information:
Cash taxes paid	$3,609	$1,622	$681
Cash interest paid	$9,098	$9,710	$4,440

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended January 31, 2005, 2004 and 2003 (tabular amounts in thousands of United States dollars, except as otherwise noted)

NOTE 1:    NATURE OF OPERATIONS

Aber Diamond Corporation (the "Company" or "Aber") is a specialist diamond company focusing on the mining and retail segments of the diamond industry.

The Company's most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the "Joint Venture") is an unincorporated joint venture between Diavik Diamond Mines Inc. (60%) and Aber Diamond Mines Ltd. (40%). Diavik Diamond Mines Inc. ("DDMI") is the operator of the Diavik Diamond Mine (the "Diavik Mine"), known as the "Diavik Project" prior to commencement of commercial production. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada. The Diavik Mine is located 300 kilometres northeast of Yellowknife in the Northwest Territories. Since the Joint Venture's fiscal year end is December 31, 2004, its financial statements are proportionately consolidated into the Company's financial statements with a one-month lag.

Aber acquired a 51% share of Harry Winston Inc. ("Harry Winston") located in New York City, US during the year. The results of Harry Winston have been consolidated in the financial statements of the Company effective April 1, 2004.

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada, and except as described in note 22 conform in all material respects with accounting principles generally accepted in the United States.

The principal accounting policies presently followed by the Company are summarized as follows:

(a)
Basis of Presentation

  The consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate share of jointly controlled assets. Intercompany transactions and balances have been eliminated.

  The accounting policies described below include those of the Joint Venture.

(b)
Measurement Uncertainty

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of earnings, revenues and expenses during the reporting year. Significant areas requiring the use of management estimates relate to the determination of impairment of capital assets, intangible assets, goodwill and deferred mineral property costs, estimation of future site restoration costs and future income taxes, and classification of current portion of long-term debt. Financial results as determined by actual events could differ from those estimated.

(c)
Revenue Recognition

  Revenue from rough diamond sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the Company's price to the customer is fixed or determinable, and collection of the resulting receivable is reasonably assured.

  Revenue from merchandise fine jewelry and watch sales is recognized upon delivery of merchandise when the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Sales are reported net of returns. Shipping and handling fees billed to customers are included in net sales and the related costs are included in cost of sales.

(d)
Cash Resources

  Cash and cash equivalents, and cash collateral and cash reserve consist of cash on hand, balances with banks and short-term money market instruments (with a maturity on acquisition of less than 91 days), and are carried at cost, which approximates market.

  Funds in cash collateral and cash reserve are maintained as prescribed under the Company's debt financing arrangements and will become available to Aber for general corporate purposes and for debt servicing as prescribed by the terms of credit facility agreements.

(e)
Trade Accounts Receivable

  Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

(f)
Inventory

  Rough diamond inventory is recorded at the lower of cost or market and includes stockpiled ore, diamonds in process, and diamonds held for sale. Cost is determined on an average cost basis including production costs and value-added processing activity.

  Merchandise inventory is recorded at the lower of cost or market and includes fine jewelry and watches. Included in merchandise inventory are production costs such as material, labour and overhead costs.

  Supplies inventory is recorded at the lower of cost or market and includes consumables and spare parts maintained at the Diavik Mine site and at the Company's sorting and sales facility locations.

(g)
Deferred Mineral Property Costs

  All direct costs relating to mineral properties, including mineral claim acquisition costs, exploration and development expenditures in the pre-production stage, ongoing property exploration expenditures, pre-production operating costs net of any recoveries, interest, and amortization, are capitalized and accumulated on a property-by-property basis.

  The costs of deferred mineral properties from which there is production are amortized using the unit-of-production method based upon estimated proven and probable reserves.

  General exploration expenditures which do not relate to specific resource properties are expensed in the period incurred.

  On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration and development activities that are warranted in the future. If there is little prospect of the Company or its partners continuing to explore or develop a property, the deferred costs related to that property are written down to the estimated fair value.

(h)
Capital Assets

  Capital assets are stated at cost less accumulated amortization. Amortization is provided using the unit-of-production method or straight-line method. The substantial portion of Diavik Mine capital assets are amortized using the unit-of-production method. Other capital assets are amortized using the straight-line method over the estimated useful lives of the related assets, which are as follows:

Asset	Estimated useful life (years)
Buildings	10-40
Machinery and mobile equipment	3-10
Furniture and equipment	2-10
Leasehold and building improvements	Up to 20

  Amortization for mine related assets was charged to deferred mineral property costs during the pre-commercial production stage.

  Maintenance and repair costs are charged to earnings while expenditures for major renewals and improvements are capitalized. Upon the disposition of capital assets, the accumulated amortization is deducted from the original cost and any gain or loss is reflected in current earnings.

(i)
Intangible Assets

  Certain intangible assets are recorded at fair value upon acquisition and have an indefinite useful life (note 9). The Company assesses impairment of such intangible assets by determining whether the carrying value exceeds the fair value, determined as the consideration that would be agreed upon in an arm's length transaction. If the fair value is determined to be less than the net book value, the excess of the net book value over the fair value is charged to earnings in the year in which such impairment is determined by management.

  Other intangible assets are amortized on a straight-line basis over their estimated useful life of 65 to 120 months. On an ongoing basis, management reviews the carrying value and amortization of intangible assets taking into consideration any events and circumstances that might have impaired their carrying value.

(j)
Goodwill

  Goodwill represents the excess of cost over fair value of net assets acquired. Goodwill is not amortized but is reviewed at least annually for impairment.

(k)
Deferred Charges and Other Assets

  Deferred financing costs are amortized over the repayment terms of the related debt. Other assets are amortized over a period not exceeding 10 years.

  Amortization of deferred financing charges relating to long-term debt was charged to the cost of the underlying asset prior to the commencement of commercial activity.

(l)
Future Site Restoration Costs

  The Company records the fair value of any asset retirement obligations as a long-term liability in the year in which the related environmental disturbance occurs, based on the net present value of the estimated future costs. The fair value of the liability is added to the carrying amount of the deferred mineral property and this additional carrying amount is amortized over the life of the asset based on units of production. The obligation is adjusted at the end of each fiscal year to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

(m)
Foreign Currency Translation

  The functional currency of the Company is the US dollar. At year end, monetary assets and liabilities denominated in foreign currency are translated to US dollars at exchange rates in effect at the balance sheet date and non-monetary assets and liabilities are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in earnings.

  For certain subsidiaries of the Company where the functional currency is not the US dollar, the assets and liabilities of these subsidiaries are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the rate of exchange in effect at the time of the transaction. Foreign exchange gains and losses are recorded in the cumulative translation adjustment account under shareholders' equity.

(n)
Income Taxes

  The Company accounts for income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the year during which the change in tax rates is considered to be substantively enacted.

(o)
Stock-Based Compensation

  The Company applies the fair value method to all grants of stock options.

  All stock options granted are accounted for as a capital transaction at the time of the grant and are reflected as stock options in shareholders' equity. The fair value of options granted is estimated at the date of grant using a Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company's stock, and a weighted average expected life of the options. The estimated fair value of the options is recorded over the options' vesting period. Any consideration paid on amounts attributable to stock options is credited to share capital.

(p)
Financial Instruments

  From time to time, the Company uses a limited number of derivative financial instruments to manage its foreign currency and interest rate exposure. In accordance with the Canadian Institute of Chartered Accountants ("CICA") accounting guideline AcG-13, "Hedging Relationships", for a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. The Company does not engage in a trading or speculative program.

(q)
Basic and Diluted Earnings per Share

  Basic earnings per share are computed by dividing net earnings (loss) by the weighted average number of shares outstanding during the year.

  Diluted earnings per share are prepared using the treasury stock method to compute the dilutive effect of options and warrants. The treasury stock method assumes any option proceeds would be used to purchase common shares with an average market value for the year less than the exercise price. Options with an average market value for the year higher than the exercise price are not included in the calculation of diluted earnings per share as such options are not dilutive.

(r)
Impairment of Long-Lived Assets

  Long-lived assets, including property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(s)
Comparative Figures

  Certain figures have been reclassified to conform with presentation in the current year.

(t)
Recently Issued Accounting Pronouncements

  Lease Arrangements

  The CICA issued "EIC-150: Determining Whether an Arrangement Contains a Lease", which discusses whether outsourcing or other types of contract or arrangement contains a lease under the scope of CICA Section 3065, "Leases". The Company is currently assessing the impact of this pronouncement on the financial statements.

NOTE 3:    ACQUISITION

On April 1, 2004, the Company completed the acquisition of a 51% share of Harry Winston Inc., a luxury jewelry and watch retailer. The Company purchased its interest for $85.0 million, of which $20.3 million was in the form of a direct equity investment in Harry Winston. The total purchase price, before transaction costs, is payable by the Company in installments, with $49.8 million remaining to be paid over the one-year period following closing. The Company also has the option to purchase the remaining 49% interest in Harry Winston on the sixth anniversary of the closing at the then fair market value of such interest, failing which the other principal shareholders of Harry Winston will have the ability to institute a process for the sale of Harry Winston as an entity (including the Company's 51% interest).

The allocation of the purchase price to the fair values of assets acquired and liabilities assumed is set forth in the table below and continues to be refined. The valuation of intangible assets has been completed by a third party valuator. Purchase price amounts give rise to future income tax liabilities that have been recorded in the same year in which the intangible assets are separately identified.

Accounts receivable	$30,045
Inventory	92,658
Intangibles	44,160
Goodwill	41,966
Other assets	22,724
Accounts payable and accrued liabilities	(32,199)
Bank loan	(43,872)
Future income tax liability	(20,644)
Minority interest	(16,519)
Notes payable	(12,099)
Other liabilities	(17,230)

$88,990

Cash paid at acquisition	$40,000
Purchase price adjustment	(5,066)

Initial cash outlay	34,934
Promissory note	49,765
Acquisition and other costs	4,291

$88,990

Minority interest represents the remaining 49% ownership of Harry Winston not held by Aber.

NOTE 4:    CASH RESOURCES

	2005	2004
Diavik Joint Venture	$6,889	$7,227
Cash and cash equivalents	116,707	16,401

Total cash and cash equivalents	123,596	23,628
Cash collateral and cash reserve	13,786	100,091

Total cash resources	$137,382	$123,719

NOTE 5:    INVENTORY AND SUPPLIES

	2005	2004
Rough diamond inventory	$19,013	$11,128
Merchandise inventory	110,175	—
Supplies inventory	9,739	11,049

Total inventory and supplies	$138,927	$22,177

NOTE 6:    DEFERRED MINERAL PROPERTY COST

	2005			2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Diavik Mine	$217,926	$17,897	$200,029	$222,193	$16,120	$206,073

The Company holds a 40% interest in the Diavik group of mineral claims, which, based on a feasibility study, contains commercially mineable diamond reserves. DDMI, a subsidiary of Rio Tinto plc, is the operator of the Joint Venture and holds the remaining 60% interest. The claims are subject to private royalties which are in the aggregate 2% of the value of production.

The Company has various commitments relating to its interest in the Diavik mineral properties which are in the normal course of business. The ability of the Company to maintain its interest in its properties by contributing its share of exploration, development and capital expenditures is dependent upon its ability to successfully market and sell diamonds. The amounts shown as deferred mineral property costs represent net costs to date less amounts written down and do not necessarily represent present or future values.

Upon commencement of commercial production, certain balance sheet amounts relating to producing assets have been reclassified from deferred mineral property costs to the appropriate section of the balance sheet being inventory and capital assets. The total deferred mineral properties are currently being amortized based on the unit-of-production method.

NOTE 7:    CAPITAL ASSETS

	2005			2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Diavik equipment
and leaseholds (a)	$278,376	$54,170	$224,206	$265,737	$26,518	$239,219
Furniture, equipment and other (b)	10,930	5,800	5,130	9,130	1,643	7,487
Real property — land and building (c)	36,502	5,222	31,280	17,065	329	16,736

	$325,808	$65,192	$260,616	$291,932	$28,490	$263,442

(a)
Diavik equipment and leaseholds are project related assets at the Joint Venture level.

(b)
Furniture, equipment and other includes equipment located at the Company's diamond sorting facility and at Harry Winston's salons.

(c)
Real property is comprised of land and a building which houses the corporate activities of the Company and various leasehold improvements to Harry Winston's salons and corporate offices.

NOTE 8:    DIAVIK JOINT VENTURE

The following represents Aber's 40% proportionate interest in the Joint Venture as at December 31, 2004 and 2003.

	2005	2004
Current assets	$33,057	$19,550
Long-term assets	379,860	387,590
Current liabilities	9,198	7,462
Long-term liabilities	403,709	399,678
Net expense	159,432	471,835
Cash flows resulting from operating activities	(75,703)	(52,524)
Cash flows resulting from financing activities	95,730	61,805
Cash flows resulting from investing activities	(16,415)	(20,119)

The Company is contingently liable for the other participant's portion of the liabilities of the Joint Venture.

NOTE 9:    INTANGIBLE ASSETS

	Amortization Period	Cost	Accumulated Amortization	2005 Net	2004 Net
Trademark	indefinite life	$33,850	$—	$33,850	$—
Drawings	indefinite life	5,200	—	5,200	—
Wholesale distribution network	120 months	2,500	(208)	2,292	—
Store leases	65 to 105 months	2,610	(355)	2,255	—

Intangible assets		$44,160	$(563)	$43,597	$—

NOTE 10:    DEFERRED CHARGES AND OTHER ASSETS

	2005	2004
Prepaid pricing discount (i), net of accumulated amortization of $0.2 million	$11,760	$—
Other assets	5,410	9,675
Financing, net of accumulated amortization of $0.8 million (2004 — $16.2 million)	3,729	2,003
Refundable security deposits	3,000	—

	$23,899	$11,678

(i)
During the fourth quarter, $12.0 million was paid to Tiffany & Co. by the Company to amend its rough diamond supply agreement. The amendment eliminated all pricing discounts on future sales. The payment has been deferred and is being amortized over the remaining life of the contract.

NOTE 11:    PROMISSORY NOTE

	2005	2004
Promissory note	$50,902	$—

The $50.9 million represents the balance of the purchase price payable plus accrued interest by the Company for its acquisition of 51% of Harry Winston, which is to be paid within one year of the transaction date. Interest is payable on the promissory note at 7% per annum.

On March 3, 2005, the Company paid $51.1 million, the remaining balance of the promissory note from the 51% acquisition of Harry Winston plus accrued interest.

NOTE 12:    LONG-TERM DEBT

	2005	2004
Credit facility (a)	$90,000	$215,000
Harry Winston credit facility (b)	40,432	—
First mortgage on real property	8,279	8,075
Notes payable (c)	12,099	—

Total long-term debt	150,810	223,075

Less current portion	(32,451)	(72,805)

	$118,359	$150,270

(a)
Credit Facility

  On March 3, 2004, the Company completed the refinancing of its Project Loan Facility. The Company's previous $230.0 million Project Loan Facility has been refinanced into a $100.0 million senior secured term facility and a $75.0 million senior secured revolving facility under an amendment and restatement of the Project Loan Facility credit agreement. The amended facilities have underlying interest rates, which at the option of the Company, are either LIBOR plus a spread of 1.50% to 2.625%, or US Base Rate plus a spread of 0.50% to 1.625%. The amended facilities have a final maturity date of December 15, 2008. The senior secured revolving facility has a standby fee on undrawn amounts up to 1.5%, dependent on certain financial ratios, payable quarterly. The Company may at any time prepay, in whole or in part, borrowings outstanding in minimum amounts of $5.0 million. The Company is required to comply with certain financial and non-financial covenants. Under the amended facilities, the Company is required to establish a debt reserve account containing up to a maximum of $15.0 million. The effective interest at January 31, 2005 was between 4.50% and 4.58%.

  Scheduled amortization of the Company's senior secured term facility is over ten equal consecutive semi-annual installments commencing June 15, 2004. As at January 31, 2005, the Company had an $80.0 million senior secured term facility and had drawn down $10.0 million under its senior secured revolving facility. The senior secured revolving facility has mandatory reduction payments of $12.5 million semi-annually, commencing in September 2006.

  Interest and financing charges include interest incurred on long-term debt, as well as amortization of deferred financing charges.

(b)
Harry Winston Credit Facility

  On March 31, 2004, Harry Winston Inc. and Harry Winston Far East, K.K. entered into a new secured four-year credit agreement with a syndicated group of banks. The credit agreement established a $60.0 million facility that includes both a revolving line of credit and fixed rate loans. At January 31, 2005, $40.4 million had been drawn against the facility. The amount available under this facility is subject to availability determined using a borrowing formula based on certain assets owned by Harry Winston Inc. and Harry Winston Far East, K.K. The Harry Winston credit facility, which expires on March 31, 2008, has no scheduled repayments required before that date.

  The credit agreement contains affirmative and negative financial and non-financial covenants, which apply to Harry Winston on a consolidated basis. These provisions include minimum net worth, minimum coverage of fixed charges, leverage ratio, minimum EBITDA and limitations on capital expenditures.

  The outstanding borrowings under the credit facility are secured by inventory and accounts receivable of Harry Winston Inc. and inventory of Harry Winston Far East, K.K. with no guarantees or recourse to Aber.

  The facility provides for fixed rate loans and floating rate loans, which bear interest at 2.75% above LIBOR and 1.75% above the bank's prime rate, respectively. The effective interest rate at January 31, 2005 was 7.00%.

(c)
Notes Payable

  On March 31, 2004, Harry Winston entered into four convertible subordinated note agreements totalling $12.1 million with two of its minority shareholders. The notes are due on December 31, 2005 and bear interest at 11% payable quarterly. The notes are subordinated to Harry Winston's credit facility. Harry Winston at its option may prepay all or a portion of the outstanding balance based upon an early redemption price.

(d)
Bank Advances

  The Company also operates a revolving financing facility. Under the terms of the facility, the Company has available $34.0 million (utilization in either US dollars or Euros) for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Aber International N.V. Borrowings under the facility bear interest at the bank's base rate plus 1.5%. At January 31, 2005, no amount was drawn under this facility. This facility has an annual commitment fee of 0.75% per annum.

  Harry Winston Far East, K.K. maintains unsecured credit agreements with two banks each amounting to Yen 300 million (US $2.9 million). The credit facilities bear interest at 1.875% per annum and expire on April 28, 2005 and December 30, 2005, respectively. Under these agreements, bank advances of $5.8 million were outstanding at January 31, 2005.

(e)
Required Principal Repayments

2006	$32,451
2007	20,381
2008	20,412
2009	70,877
2010	482
Thereafter	6,207

$150,810

NOTE 13:    INCOME TAX

The future income tax asset of the Company is $22.4 million, of which $16.3 million relates to Harry Winston. Included in the future tax assets is $13.5 million which has been recorded to recognize the benefit of $66.7 million of net operating losses that Harry Winston has available for carry forward to shelter income taxes for future years. The net operating losses are scheduled to expire between 2018 and 2025.

The future income tax liability of the Company is $174.5 million of which $40.0 million relates to Harry Winston. Harry Winston's future income tax liabilities include $20.6 million from the purchase price allocation. The Company's future income tax asset and liability accounts are revalued to take into consideration the change in the Canadian dollar compared to the US dollar and the unrealized foreign exchange gain or loss is recorded in net earnings for each year.

The Northwest Territories territorial income tax rate was increased from 12% to 14%, retroactive to January 1, 2004. The increased rate was substantively enacted in March 2004 and, as such, the net future tax liability of the Company was increased by $3.3 million recognized in earnings during the first quarter.

(a)
The income tax provision consists of the following:

	2005	2004	2003
Current expense	$4,743	$2,076	$1,045
Future expense (recovery)	51,593	8,253	(1,200)

	$56,336	$10,329	$(155)

(b)
The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at January 31, 2005 and 2004 are as follows:

	2005	2004
Future income tax assets:
Net operating loss carryforwards	$29,708	$4,168
Capital assets	356	3,192
Future site restoration costs	4,714	4,116
Other future income tax assets	2,519	—

Gross future income tax assets	37,297	11,476
Valuation allowance	(14,912)	—

Future income tax assets	22,385	11,476
Future income tax liabilities:
Deferred mineral property costs	(112,860)	(74,282)
Capital assets	(20,922)	—
Retail inventory	(19,136)	—
Goodwill	(20,644)	—
Unrealized foreign exchange gains	(906)	(4,686)

Future income tax liabilities	(174,468)	(78,968)

Future income tax liability, net	$(152,083)	$(67,492)

(c)
The difference between the amount of the reported consolidated income tax provision and the amount computed by multiplying the earnings (loss) before income taxes by the statutory tax rate of 42% (2004 — 41%; 2003 — 41%) is a result of the following:

	2005	2004	2003
Expected income tax expense (recovery)	$46,426	$15,595	$(1,645)
Resource allowance	(1,607)	(4,942)	768
Non-deductible (non-taxable) items	(26)	1,375	1,564
Large Corporations Tax	1,370	1,436	1,045
Northwest Territories mining royalty	12,459	4,569	—
Net reduction in future corporate income tax rates	(2,417)	(7,033)	(2,387)
Losses for which benefit not recognized	1,030	—	—
Other	(899)	(671)	500

Recorded income tax expense (recovery)	$56,336	$10,329	$(155)

(d)
The Company has net operating loss carryforwards for Canadian income tax purposes of approximately $3.7 million. Harry Winston has net operating loss carryforwards for US income tax purposes of $66.7 million.

NOTE 14:    FUTURE SITE RESTORATION COSTS

	2005	2004
Future site restoration costs	$13,855	$12,065

The Joint Venture has an obligation under various agreements (note 18) to reclaim and restore the lands disturbed by its mining operations.

Future site restoration costs as at January 31, 2004 have been reflected on the balance sheet as $12.1 million to reflect the net present value of the closure obligations at that time. During the fiscal year ending January 31, 2005, the obligation increased by $1.1 million as a result of the liabilities arising due to mining operations during the year, and by a further $0.7 million due to accretion expense. Amortization of $1.0 million was recorded with respect to the related asset.

The Company's share of the total undiscounted amount of the future cash flows that will be required to settle the obligation incurred at January 31, 2005 is estimated to be $20.5 million of which approximately $13.9 million is expected to occur at the end of the mine life. The anticipated cash flows relating to the obligation have been discounted at a risk free interest rate of 5.57%.

NOTE 15:    SHARE CAPITAL

(a)
Authorized

  Unlimited common shares without par value.

(b)
Issued

	Number of Shares	Amount
Balance, January 31, 2002	54,581,320	$221,497
Shares issued for:
Cash on exercise of options	55,350	387

Balance, January 31, 2003	54,636,670	$221,884
Shares issued for:
Cash on exercise of options	1,296,562	11,013

Balance, January 31, 2004	55,933,232	$232,897
Shares issued for:
Cash	1,500,000	53,369
Cash on exercise of options	485,047	5,853

Balance, January 31, 2005	57,918,279	$292,119

In February 2004, the Company issued 1,500,000 common shares for gross proceeds of CDN $74.6 million, with issuance costs of CDN $3.2 million.

(c)
Stock Options

  Under the Employee Stock Option Plan, approved in February 2001, the Company may grant options for up to 4,500,000 shares of common stock. Options may be granted to any director, officer, employee or consultant of the Company or any of its affiliates. Options granted to directors vest immediately and options granted to officers, employees or consultants vest over three to four years. The number of shares reserved for issuance to any one optionee pursuant to options cannot exceed 2% of the issued and outstanding common shares of the Company at the date of grant of such options.

  The exercise price of each option cannot be less than the fair market value of the shares on the last trading day preceding the date of the grant. The maximum term of an option is ten years.

  The Company's shares are primarily traded on a Canadian dollar based exchange, and accordingly stock option information is presented in Canadian dollars, with conversion to US dollars at the average exchange rate for the year.

Changes in share options outstanding are as follows:

	2005			2004			2003
		Weighted Average Exercise Price			Weighted Average Exercise Price			Weighted Average Exercise Price
	Options 000s			Options 000s			Options 000s
		CDN$	US$		CDN$	US$		CDN$	US$
Outstanding, beginning of year	2,515	$18.69	$13.53	3,363	$14.48	$10.48	2,674	$11.49	$8.32
Granted	335	41.60	32.00	524	29.21	21.15	762	24.96	18.07
Exercised	(485)	15.38	11.83	(1,297)	11.88	8.49	(55)	10.67	7.72
Expired	(23)	21.66	16.66	(75)	21.11	15.29	(18)	25.32	18.33

	2,342	$22.62	$18.22	2,515	$18.69	$13.53	3,363	$14.48	$10.48

The following summarizes information about stock options outstanding at January 31, 2005:

	Options Outstanding
		Weighted Average Remaining Contractual Life in Years		Options Exercisable
Range of Exercise Prices CDN$	Number Outstanding 000s		Weighted Average Exercise Price, CDN$	Number Exercisable 000s	Weighted Average Exercise Price, CDN$
$9.10-$9.15	360	4.9	$9.14	360	$9.14
10.60-10.85	80	4.0	10.66	80	10.66
12.45-13.25	442	6.0	12.50	442	12.50
17.50-18.95	101	6.4	17.64	76	17.69
23.35-29.25	919	7.6	25.44	500	25.05
34.20-40.30	106	8.7	39.79	27	39.79
41.45-41.95	335	9.3	41.60	—	—

	2,342		$22.62	1,485	$16.57

(d)
Stock-Based Compensation

  The Company applies the fair value method to all grants of stock options.

  The fair value of options granted during the years ended January 31, 2005, 2004 and 2003 was estimated using a Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003
Risk-free interest rate	3.58%	4.64%	5.09%
Dividend yield	—	—	—
Volatility factor (i)	30.31%	33.26%	33.25%
Expected life of the option	3.6 years	6.4 years	7.0 years
Average fair value per option, CDN	$11.54	$11.89	$11.27
Average fair value per option, US	$8.88	$8.61	$7.20

(i)
Volatility factor is based on the Company's historical share price but not including share price information preceding the Company's announcement of securing project financing for the Diavik Project. Options granted in fiscal 2005 were made prior to the adoption of a dividend policy by the Company.

(e)
Restricted and Deferred Share Unit Plans ("RSU" and "DSU" Plans)

  At the end of January 31, 2005, the Company had outstanding 58,344 RSUs and 15,804 DSUs under an employee and director incentive compensation program respectively. The RSU and DSU Plans are full value phantom shares which mirror the value of Aber's publicly traded common shares.

  Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability. The Company anticipates paying out cash on maturity of RSUs and DSUs.

  Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

  The expenses related to the RSUs and DSUs are accrued based on the price of Aber's common shares at the end of the period and the probability of vesting. This expense is recognized on a straight-line basis over the term of the grant. The Company recognized an expense of $1.0 million for RSUs and DSUs for the twelve months ended January 31, 2005.

Note 16:    Earnings (Loss) per Share

The following table sets forth the computation of diluted earnings per share:

	2005	2004	2003
Numerator:
Net earnings (loss) for the year	$53,084	$27,707	$(3,857)

Denominator (thousands of shares):
Weighted average number of shares outstanding	57,569	55,137	54,595
Dilutive effect of employee stock options/RSUs/DSUs	1,175	1,166	—

	58,744	56,303	54,595

Number of anti-dilutive options	—	102	—

Note 17:    Other Income

During the fourth quarter of 2005, the Company received funds from Tiffany to remove certain restrictions on the resale of Aber shares owned by Tiffany. As a result of this transaction, Tiffany no longer owns any shares of Aber and therefore is no longer classified as a related party.

Note 18:    Commitments and Guarantees

(a)
Environmental Agreement

  Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. Aber's share of this funding requirement was $0.2 million for calendar 2004. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. Aber's share of the Joint Venture's letters of credit outstanding with respect to the environmental agreements as at January 31, 2005 was $25.3 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

(b)
Participation Agreements

  The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal Bands. The agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter until termination. The agreements terminate in the event the mine permanently ceases to operate.

(c)
Commitments

  Commitments include the cumulative maximum funding commitments secured by letters of credit of the Joint Venture's environmental and participation agreements at Aber's 40% share, before any reduction of future reclamation activities and future minimum annual rentals under non-cancellable operating leases for retail salons and corporate office space, and are as follows:

2006	$38,496
2007	46,955
2008	54,599
2009	65,556
2010	66,817
Thereafter	99,290

Note 19:    Employee Benefit Plans

(a)
Defined Benefit Pension Plan

  Harry Winston sponsors a defined benefit pension plan covering substantially all of its employees based in the United States. The benefits are based on years of service and the employee's compensation. In April 2001, Harry Winston amended its defined benefit pension plan. The amendment froze plan participation effective April 30, 2001. Harry Winston's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974. Plan assets consisted primarily of fixed income, equity and other short-term investments. Certain foreign subsidiaries of Harry Winston have separate pension plan arrangements, which are fully funded at January 31, 2005. The plan assets and benefit obligations were valued as of January 1, 2005. The next valuation is scheduled for January 1, 2006.

  (i)
  Information about Harry Winston's defined benefit plan is as follows:

Pension Benefit Plan 2005
Accrued benefit obligation:
Balance, beginning of year	$11,510
Interest cost	557
Actuarial gain	4
Effects of changes in assumptions	284
Benefits paid	(746)

Balance, end of year	11,609

Plan assets:
Fair value, beginning of year	7,745
Actual return on plan assets	359
Employer contributions	1,127
Benefits paid	(746)

Fair value, end of year	8,485

Funded status — plan deficit (included in accrued liabilities)	$(3,124)

  (ii)
  Plan Assets

    The asset allocation of Harry Winston's pension benefits at January 31, 2005 were as follows:

Percentage of Plan Assets 2005
Asset category:
Cash equivalents	19%
Equity securities	75%
Fixed income securities	5%
Other	1%

Total	100%

  (iii)
  The weighted average significant assumptions used are as follows:

Pension Benefit Plan 2005
Accrued benefit obligation:
Discount rate	5.75%
Expected long-term rate of return	7.50%

Benefit costs for the year:
Discount rate	5.75%
Expected long-term rate of return on plan assets	7.50%
Rate of compensation increase	0.00%

    Harry Winston's overall expected long-term rate of return on assets is 7.50%. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based exclusively on historical returns, without adjustments.

  (iv)
  The following table sets forth the plan's benefit cost, employer contributions and benefits paid to plan participants:

Pension Benefit Plan 2005
Benefit cost	$114
Employer contribution	1,127
Benefits paid	746

  (v)
  Harry Winston expects to contribute $1.1 million to its pension plan in calendar 2005. The benefits expected to be paid in each calendar year from 2005 to 2009 are $0.8 million, $0.9 million, $0.9 million, $0.8 million and $0.8 million, respectively. The aggregate benefits expected to be paid in the five calendar years from 2010 to 2014 are $3.9 million. The expected benefits are based on the same assumptions used to measure Harry Winston's benefit obligation at January 31, 2005.

(b)
Defined Contribution Plan

  Harry Winston has a defined contribution 401(k) plan covering substantially all employees in the United States that provides employer-matching contributions based on amounts contributed by an employee, up to 50% of the first 6% of the employee's salary. Harry Winston expensed $0.2 million at January 31, 2005. Employees must meet minimum service requirements and be employed on December 31 of each year in order to receive this matching contribution.

  The Joint Venture sponsors a defined contribution plan whereby the employer contributes 6% of the employees' salary. The cost of the Joint Venture's contributions for the fiscal year was $1.2 million.

Note 20:    Related Parties

Transactions with related parties include management agreements with all of Harry Winston's shareholders for $0.5 million and rent for $1.4 million relating to the New York salon, payable to an employee and shareholder. At January 31, 2005, there was $4.3 million of rent accrued on the balance sheet. The rent has been recorded at the exchange amount.

Note 21:    Segmented Information

The Company operates in two segments within the diamond industry, mining and retail, as of January 31, 2005.

The mining segment consists of the Company's rough diamond business. This business includes the 40% interest in the Diavik group of mineral claims and the sale of rough diamonds in the market-place.

The retail segment consists of the Company's ownership in Harry Winston. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

FOR THE TWELVE MONTHS ENDED JANUARY 31, 2005	Mining	Retail	Total
Revenue
North America	$252,666	$52,324	$304,990
Europe	—	48,098	48,098
Asia	—	32,314	32,314
Cost of sales	119,314	69,997	189,311

	133,352	62,739	196,091
Selling, general and administrative expenses	16,024	58,274	74,298

Earnings from operations	117,328	4,465	121,793

Interest and financing expenses	(11,399)	(4,198)	(15,597)
Other income/(expense)	9,795	(127)	9,668
Gain (loss) on sale of other assets	(30)	—	(30)
Foreign exchange gain (loss)	(6,244)	949	(5,295)

Segmented earnings (loss) before income taxes	$109,450	$1,089	$110,539

Segmented assets as at January 31, 2005
Canada	$640,187	$—	$640,187
United States	—	198,017	198,017
Other foreign countries	6,604	52,144	58,748

	$646,791	$250,161	$896,952

Goodwill as at January 31	$—	$41,966	$41,966
Capital expenditures	$15,536	$5,163	$20,699
Other significant non-cash items:
Income tax expense	$52,228	$(635)	$51,593

All rough diamonds are produced in Canada and sold on the international market.

One customer in the mining segment had sales of $29.7 million (2004 — $12.7 million).

Note 22:    Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission. The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP ("US GAAP").

	Canadian GAAP 2005	US GAAP 2005
Balance sheet:
Mining interests (a)	$200,029	$143,693
Long-term debt	118,359	131,520
Future income tax liability, net	152,083	126,826
Shareholders' equity	419,472	371,056

	Canadian GAAP 2004	US GAAP 2004
Balance sheet:
Mining interests (a)	$206,073	$144,696
Deferred charges and other assets	11,678	2,397
Long-term debt	150,270	163,431
Future income tax liability, net	67,492	37,335
Shareholders' equity	311,658	257,995

	2005	2004	2003
Earnings (loss) for the year, Canadian GAAP	$53,084	$27,707	$(3,857)
Foreign exchange gain (b)	—	(13,161)	—
Amortization (c)	14,322	(10,775)	—
Future income taxes	(9,075)	5,441	(1,174)
Mark to market foreign currency contracts	—	(1,007)	(153)

Earnings (loss) for the year, US GAAP	$58,331	$8,205	$(5,184)

Basic earnings (loss) per share	$1.01	$0.15	$(0.10)

Diluted earnings (loss) per share	$0.99	$0.15	$(0.10)

(a)
Expenditures on Mining Interests Prior to the Establishment of Proven and Probable Reserves

  Effective February 1, 1999, the Company changed its method of accounting for costs on unproven properties under US GAAP from capitalizing all expenditures to expensing all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves.

  Upon commencement of commercial production, certain mineral property costs were reclassified to capital assets and inventory, for both Canadian and US GAAP purposes.

(b)
US Functional Currency

  For US GAAP purposes, commercial production commenced as of February 1, 2003 and, therefore, the US dollar became the functional currency for the Company as of that date. Accordingly, foreign exchange gains recorded prior to the commencement of commercial production on August 1, 2003, for Canadian GAAP purposes, during the first and second quarters of the prior fiscal year, are reversed.

(c)
Amortization of Deferred Mineral Property and Deferred Charges and Other Assets

  For US GAAP purposes, commercial production commenced as of February 1, 2003. Therefore, all of the current fiscal year's amortization pertaining to items deferred for Canadian GAAP purposes during the first and second quarters of the prior fiscal year are added back to net earnings for US GAAP purposes. In fiscal 2005, amortization expense is less for US GAAP purposes as a result of accounting for costs of unproven properties (see note 22(a) above). In fiscal 2004, amortization expense is higher for US GAAP purposes as a result of different dates used for commercial production.

(d)
Impact of Recent United States Accounting Pronouncements

  In November 2004, the US Financial Accounting Standards Board ("FASB") issued SFAS 151, "Inventory Costs — an Amendment of ARB No. 43, Chapter 4". The amendment made by this statement will improve financial reporting by clarifying that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges, and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The new standard is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after June 15, 2005. The guidance should be applied prospectively. The Company does not believe that the application of SFAS 151 will have an impact on the consolidated financial statements, under US GAAP.

  In December 2004, FASB issued SFAS 123 (revised), "Share-Based Payment". The FASB has issued revised standards to require companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expresses no preference for a type of valuation model. The way an award is classified will affect the measurement of compensation cost. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. Equity-classified awards are measured at grant-date fair value and the grant-date fair value is recognized over the requisite service period. Such awards are not subsequently remeasured. The revised statement is effective for public companies' interim or annual periods beginning after June 15, 2005 and is effective for non-public companies for annual periods beginning after December 15, 2005. The adoption of this standard is not expected to have an impact on the consolidated financial statements of the Company.

  In December 2004, FASB issued SFAS 153,"Exchanges of Non-monetary Assets". This standard deals with the accounting for the exchanges of non-monetary assets and is an amendment of APB Opinion 29. SFAS 153 eliminates the exception from using fair market value for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance, as defined. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe that the application of SFAS 153 will have an impact on the consolidated financial statements, under US GAAP.

SAFE HARBOUR STATEMENT ON FORWARD-LOOKING INFORMATION

Included in this Annual Report are "forward-looking statements" and "forward-looking information" within the meaning of the US Private Securities Litigation Reform Act of 1995 and within the meaning of securities laws. Forward-looking statements and information may relate to Aber's future outlook and anticipated events or results and, in some cases, can be identified by terminology such as "estimate", "intend", "expect", "anticipate", "projected" or other similar expressions concerning matters that are not historical facts. In particular, statements regarding Aber's future operational or financial performance, future operations at the Diavik Mine or the results of future exploration activities are forward-looking statements and information.

All forward-looking statements and information are based on Aber's current beliefs as well as assumptions made by and information currently available to the Company concerning anticipated financial performance, business prospects, strategies, regulatory developments, market forces, mining and exploration activities and commitments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements and information are subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what Aber currently expects. With respect to Aber's future revenues and results of operations, these factors include developments in world diamond markets, changes in diamond valuations, risks relating to the retail operations of Harry Winston, risks relating to fluctuations in the Canadian dollar and other currencies relative to the US dollar, and other factors. With respect to the Diavik Diamond Mine, these factors include the results of additional drilling and sampling, changes in diamond valuations, changes in engineering and construction timetables, unanticipated problems with mine operations and production, revisions to mining plans and other operational or production decisions taken by Aber's Joint Venture partner, fluctuations in energy, labour and other input costs, changes in financing arrangements, local, regional or national political developments in Canada, fluctuations in the Canadian dollar relative to the US dollar and other factors. With respect to other projects, actual events may differ from current expectations due to exploration results, new exploration opportunities, changing budget priorities of Aber or its Joint Venture partner, and other factors.

Readers are cautioned not to place undue reliance or importance on these forward-looking statements or information, which speak only as of the date of this Annual Report. Due to risks and uncertainties, including the risks and uncertainties identified above, elsewhere in this Annual Report and in the Company's filings with Canadian and United States securities regulatory authorities, actual events may differ materially from current estimates, expectations and projections. The Company disclaims any intention or obligation to update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements and information is contained in the Company's filings with Canadian and United States securities regulatory authorities.

QuickLinks

Exhibit 2
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
AUDITORS' REPORT
To the shareholders of Aber Diamond Corporation